Exhibit 3.1

INVENTIVA

Société anonyme à Conseil d’administration

with a share capital of €306.877,50

Registered office: 50 Rue de Dijon, 21121 Daix, France

Dijon Trade and Companies Register 537 530 255

ARTICLES OF ASSOCIATION

UPDATED TO REFLECT THE DECISIONS OF THE COMBINED GENERAL MEETING

of 28 May 2020

PART I

FORM - NAME - OBJECTS - REGISTERED OFFICE - TERM

ARTICLE 1.                      FORM

The company (the “Company”) is a French société anonyme à conseil d’administration (public limited company run by a board of directors), governed by the current laws and regulations applicable to sociétés anonymes and by these articles of association.

The Company was converted from a société par actions simplifiée (simplified company limited by shares) into a société anonyme à conseil d’administration following a decision adopted on 31 May 2016.

ARTICLE 2.                      NAME

The Company’s name is:

INVENTIVA

In all documents issued by the Company which are intended for third parties, the name must be preceded or followed immediately by the words “Société Anonyme” or the initials “SA” and by an indication of the amount of share capital, its registered office and its company registration number.

ARTICLE 3.                      OBJECTS

The Company is engaged, both in France and elsewhere, in the following activities:

•                  research and development, production, distribution and marketing, at different stages of development, with respect to all products, principally pharmaceutical, cosmetic and chemical products, including in the area of animal health;

•                  provision of study, advisory or commercial services and, more generally, any ancillary services, similar or connected to the activities described above, including the leasing of laboratories or offices;

•                  participation of the Company, by any means, directly or indirectly, in any operations that may be related to its objects through the creation of new companies, contribution, subscription or purchase of company securities or rights, merger or otherwise, creation, acquisition, leasing, management lease of any businesses or establishments;

•                  and, more generally, any financial, commercial, industrial, civil, immovable or movable operations related directly or indirectly to its company objects or any similar or related objectives which may facilitate its expansion or growth.

ARTICLE 4.                      REGISTERED OFFICE - BRANCHES

The Company’s registered office is situated at 50 Rue de Dijon, 21121 Daix, France.

It may be transferred to any other place in the same geographical department or an adjoining geographical department by simple decision of the Board of Directors, provided that such decision is ratified at the next Ordinary General Meeting of Shareholders, or elsewhere by decision of the Extraordinary General Meeting of Shareholders, subject to compliance with current laws.

If the Board of Directors decides to transfer the registered office in accordance with the law, it is authorised to amend the articles of association accordingly.

Offices, agencies and branches may be established in any other country.

ARTICLE 5.                   TERM

The Company’s term is 99 years as from its entry on the Trade and Companies Register, unless that term is extended or the Company is wound up early.

PART II

SHARE CAPITAL - SHARES

ARTICLE 6.                   SHARE CAPITAL

The share capital amounts to three hundred and six thousand eight hundred and seventy-seven euros and fifty cents (€306.877,50).

It is divided into thirty million six hundred and eighty-seven thousand seven hundred and fifty (30.687.750) shares each with a nominal value of one-euro cent (€0.01), all being of the same category and fully paid up.

ARTICLE 7.                   INCREASE IN SHARE CAPITAL

The share capital may be increased by any means and according to any procedures laid down by law. The Extraordinary General Meeting, based on the report drawn up by the Board of Directors, is alone competent to decide on any increase in share capital. It may delegate its authority or powers to the Board of Directors. Shareholders have, in proportion to the amount of their shares, a pre- emptive right to subscribe for the cash shares issued for the purposes of a capital increase and may waive that right on an individual basis. The Extraordinary General Meeting may decide to withdraw that pre-emptive right under the conditions laid down by law.

The right to the allotment of new shares to shareholders, as a result of the incorporation of  reserves, profits or issue premiums, belongs with the bare owner, subject to the usufructuary’s rights.

ARTICLE 8.                   PAYING UP OF SHARES

In the case of a capital increase, the shares may, according to the decision adopted by the Meeting or by the Board of Directors (where the respective powers have been granted to the latter) be paid up, at the time of subscription, either in full or in a fraction which cannot be less than one quarter of their nominal amount, in which case the resulting surplus may be called on one or more occasions, in accordance with current laws.

Subscribers and shareholders will be notified of the requirement to pay the fraction to be paid up at least fifteen days before the date established for each payment, either by means of a notice published in a journal of legal notices in the place where the Company has its registered office or by means of an individual registered letter sent by the same date.

In the event of any delay in the payment of the sums owed on the amount of the shares that is not paid up, interest will automatically and without the need for any formality become payable at the legal rate, with effect from the due date, without prejudice to any personal action that the Company may bring against the defaulting shareholder and to the enforcement measures laid down by law.

ARTICLE 9.                   REDUCTION/REDEMPTION OF SHARE CAPITAL

A reduction in share capital may be authorised or decided by the Extraordinary General Meeting, which may delegate any powers necessary for that purpose to the Board of Directors. Under no circumstances can this operation affect equality between shareholders.

The share capital can only be reduced to an amount lower than the statutory minimum under the condition precedent of a capital increase intended to reinstate the capital to an amount at least equal to that minimum amount, unless the Company converts into a company of a different form.

If these provisions are not observed, any interested party may petition the courts to have the Company wound up.

However, the court cannot wind up the Company if, on the day on which it decides on the merits of the petition, the situation has been remedied.

The share capital may be redeemed in accordance with the provisions laid down by law. The Extraordinary General Meeting of Shareholders may decide to redeem the share capital and any such operation must take place, using distributable sums within the meaning of Article L. 232-11 of the Commercial Code, by means of an equal reimbursement on each share of the same category. This will not bring about any reduction in share capital. Shares that are fully or partly redeemed lose a proportional entitlement to reimbursement of the nominal value. They retain all their other rights.

ARTICLE 10. FORM OF SHARES

Shares are in registered or bearer form, at the shareholder’s option. They can only be in bearer form once they have been fully paid up.

Shares may be registered in the name of an intermediary under the conditions set out in Articles L. 228-1 et seq of the Commercial Code. The intermediary is required to declare his status as an intermediary holding securities for others, under the conditions laid down by laws and regulations.

The Company is authorised to ask, at any time, the central depository that looks after the issue account for its securities for the information prescribed by law in relation to the identification of securities conferring, immediately or in the future, the right to vote in meetings of shareholders.

ARTICLE 11. REACHING OF THRESHOLDS

Any person who, acting alone or jointly, holds or no longer holds, directly or indirectly via companies that he controls within the meaning of Article L. 233-3 of the Commercial Code, a number of shares representing 2% of the Company’s capital or voting rights (calculated in accordance with the provisions of Articles L. 233-7 and L. 233-9 of the Commercial Code and in accordance with the General Regulation of the Autorité des marchés financiers) is required, by no later than the close of trading on the fourth market day following the day on which the ownership threshold indicated above is reached, to notify the Company of this circumstance by registered letter with acknowledgement of receipt specifying the total number of shares and voting rights that he holds. The person required to notify the Company of this circumstance will specify the number of shares that he holds which give future access to the capital and the voting rights attached thereto as well as any other information required under the aforementioned laws and regulations.

This disclosure must be repeated under the same conditions described above whenever a new 2% fraction of the capital or voting rights is reached, whether upwards or downwards.

Unless they have been disclosed under the conditions described above, shares exceeding the fraction that should have been disclosed are stripped of voting rights in meetings of shareholders, if,

at the time of a meeting, the failure to disclose has been observed and if one or more shareholders jointly holding at least 5% of the capital so request during that meeting. The stripping of voting rights will apply to all meetings of shareholders that are held until the expiry of a period of two years following the date on which the disclosure was actually made.

ARTICLE 12. INDIVISIBILITY OF SHARES - BARE OWNERSHIP AND USUFRUCT

Shares are indivisible in the Company’s eyes. Co-holders of shares are represented in General Meetings by one of their number or by a joint representative of their choice. If no agreement is reached on the choice of representative, the latter is appointed by order of the President of the Commercial Court, ruling on an interim application, at the request of whichever co-holder applies first. The voting right attached to the share belongs to the usufructuary in Ordinary General Meetings and to the bare owner in Extraordinary General Meetings. However, shareholders may agree among themselves on any other distribution with regard to the exercise of voting rights in General Meetings. In this case, they must inform the Company of their agreement by registered letter sent to the registered office and the Company will be required to respect this agreement in  any General Meeting held after the expiry of a period of one month following the sending of the registered letter, the postmark being taken as proof of the date of sending,

The shareholder’s right to receive or consult Company documents may also be exercised by each of the co-holders of joint shares, by the usufructuary and the bare owner of shares.

ARTICLE 13. TRANSFER OF SHARES

Shares are freely transferable subject to compliance with the relevant laws and regulations.

Ownership of shares issued in registered form is determined by reference to their entry in the share registers in the name of the respective holder or holders. Shares that are obliged to take the registered form can only be traded on the stock market if they are previously placed into an administration account held by an authorised intermediary.

Shares that are not obliged to take the registered form can only be traded on the stock market if they are converted into bearer form.

Ownership of bearer shares is determined by reference to their entry in a bearer account held by an authorised financial intermediary.

The transfer of registered or bearer shares takes place, in relation to third parties and to the Company, by direct transfer into the accounts of the issuing company or those of the authorised financial intermediary.

The transmission of shares, either gratuitously or following death, also takes place by direct transfer upon production of evidence of the conveyance under the conditions laid down by law.

ARTICLE 14. RIGHTS AND OBLIGATIONS ATTACHED TO SHARES

Each share carries the right to a proportional share of the Company’s profits and assets according to the proportion of the capital that it represents.

Unless otherwise specified by law or in the articles of association, each share carries the right to one vote at General Meetings of shareholders.

All shareholders are entitled to be informed about the Company’s performance and to receive certain Company documents in the time and manner laid down by laws and regulations. Shareholders are only liable for losses in the amount that they contributed to the Company.

By owning shares, holders are automatically obliged to comply with the decisions of the General Meeting and with these articles of association. The transfer includes all dividends due and unpaid and future dividends as well as, where applicable, a share of the reserve funds, unless otherwise notified to the Company. Whenever it is necessary to possess a certain number of shares in order to exercise any particular right, in the event of exchange, consolidation or allocation of securities or for the purposes of a capital increase or reduction, merger or any other operation, shareholders possessing a number lower than the required number can only exercise those rights if they deal personally with obtaining the required number of shares.

PART III

ADMINISTRATION AND SUPERVISION OF THE COMPANY

ARTICLE 15. BOARD OF DIRECTORS

I.    Appointment / Dismissal of directors

The Company is governed by a Board of Directors made up of no fewer than three and no more than eighteen members, subject to the exception provided for by law in the event of merger.

Directors are appointed, renewed or dismissed by the Ordinary General Meeting. They are always eligible for re-election.

Directors are appointed for a term of three (3) years, which expires at the close of the Ordinary General Meeting called to approve the accounts for the previous year and held in the year in which their term of office expires.

No more than one third of Board members may be over seventy (70) years of age.

Directors need not be shareholders of the Company.

A Company employee can only be appointed as a director if his employment contract corresponds to an actual job. The number of directors working for the Company under an employment contract cannot exceed one third of the directors in office.

II.    Legal person director

Directors may be natural or legal persons. In this latter case, a legal person is obliged, upon appointment, to designate a permanent representative who is subject to the same conditions and obligations and the same civil and criminal liabilities as if he were a director in his own name, without prejudice to the joint and several liability of the legal person that he represents. The permanent representative of a legal person director is subject to the same age requirements as those which apply to natural person directors.

The permanent representative designated by the legal person director has the same term of office as the legal person itself.

If the legal person terminates its permanent representative’s mandate, it is required to notify the Company immediately, by registered letter, of this termination and to identify its new permanent representative. The same applies in the event of the permanent representative’s death or resignation.

The designation of the permanent representative and the cessation of his mandate are subject to the same publicity requirements as if he were a director in his own name.

Ill. Vacancy, death, resignation

If one or more director posts become vacant following death or resignation, the Board of Directors may, where this occurs between two general meetings, make provisional appointments.

If the number of directors falls below the statutory minimum, the remaining directors must immediately call an Ordinary General Meeting to reinstate the required number of Board members.

The provisional appointments made by the Board require ratification at the next Ordinary General Meeting. If they are not ratified, any decisions taken and acts carried out previously by the Board will be no less lawful.

ARTICLE 16. ORGANISATION OF THE BOARD

The Board of Directors elects from within its members a Chairman who must be a natural person, failing which the appointment will be null and void. The Board determines his remuneration.

No person over the age of sixty-five (65) may be appointed as Chairman. If the Chairman goes beyond that age while in office, he is obliged to step down automatically.

The Chairman is elected for a term not exceeding that of his directorship. He is eligible for re- election. The Board of Directors may dismiss the Chairman at any time.

The Chairman organises and directs the work of the Board of Directors and reports on his actions to the General Meeting. He ensures that the Company’s bodies are operating efficiently and, in particular, that the directors are able to carry out their work.

The Company may also appoint, from among its natural person members, a Vice Chairman, who chairs Board meetings in the Chairman’s absence.

At the Chairman’s proposal, the Board may appoint (up to a maximum of two) one or more Observer(s), who may be natural or legal persons, chosen from among the shareholders or otherwise.

The Board of Directors sets the term of office of the Observers, their powers and, where applicable, the terms of their remuneration.

Observers are invited to all Board meetings and take part in the discussions but do so in an advisory capacity only.

ARTICLE 17. BOARD DISCUSSIONS

The Board of Directors meets at the invitation of its Chairman or, in case of temporary unavailability, death or incapacity of the Chairman, at the request of at least one third of the directors. If the Board has not met for more than two months, at least one third of the directors may ask the Chairman to call a Board meeting to discuss a specific agenda, in which case the Chairman must allow that request. The Chief Executive Officer may also ask the Chairman to call a Board meeting to discuss a specific agenda.

Notices of meetings may be given by any means, including verbally.

The meeting takes place either at the registered office or at any other place indicated in the notice of meeting.

Meetings are chaired by the Chairman of the Board of Directors or, failing that, by the Vice Chairman or by any other director appointed by the Board.

The Board is only quorate if at least half of the directors are present.

Decisions are taken by a majority of the members present or represented. In the event of a tie, the Chair of the meeting has a casting vote.

For the purposes of calculating quorum and majority, unless otherwise specified, directors are deemed to be present if they take part in the Board meeting by video conference or by telecommunication the nature and terms of implementation of which are determined by current regulations.

A member of the Board of Directors may give a written proxy to another Board member to represent him at a Board meeting.

Each member of the Board of Directors can, for the same meeting, hold only one proxy received according to the previous paragraph.

The provisions of the two paragraphs above apply to the permanent representative of a legal person.

Where a Works Council has been set up, the representatives on that Council, appointed in accordance with the Labour Code, must be invited to all Board meetings.

The Board of Directors may also take decisions by written consultation of the directors under the conditions laid down by laws.

ARTICLE 18. POWERS OF THE BOARD OF DIRECTORS

The Board of Directors determines the Company’s business strategies and oversees their implementation. Subject to the powers expressly granted by law to shareholders and in accordance with the Company’s objects, all matters relating to the smooth running of the Company are submitted to the Board, which settles the Company’s affairs by virtue of the decisions that it makes.

The Board of Directors carries out any controls and checks that it considers appropriate. Each director may ask to receive any documents and information necessary for the performance of his tasks.

The Board of Directors may decide to set up study committees responsible for examining the matters referred to them by the Board of Directors or its Chairman.

The Board of Directors may, up to the total amount that it determines, authorise the Chief Executive Officer to furnish securities, sureties or guarantees in the Company’s name under the conditions  laid down by laws and regulations.

The Board of Directors may also decide, with the right to delegate powers, to issue bonds under the conditions set out in Articles L. 228-40 et seq of the Commercial Code, as well as any transferable securities representing a financial claim as referred to in Article L. 228-36-A of the Commercial Code and any transferable securities giving access to the existing capital or entitlement to the allotment of debt securities.

ARTICLE 19. SENIOR MANAGEMENT

1-     Form of operation

The Company is managed by a natural person appointed by the Board of Directors, with the title of Chief Executive Officer. This natural person may be the Chairman of the Board of Directors.

The Board of Directors chooses between these two forms of operation applicable to the senior management.

The Board’s decision concerning the choice of form of operation is taken by a majority of the directors present or represented. This choice remains in force until otherwise decided by the Board of Directors under the same conditions.

Shareholders and third parties are informed about this choice under the conditions laid down in current regulations.

2-     Senior management

The Chief Executive Officer is a natural person chosen from among the directors or otherwise.

The Chief Executive Officer’s term of office is determined by the Board at the time of appointment. However, if the Chief Executive Officer is a director, his term of office cannot exceed that of his directorship.

No person over the age of sixty-five (65) may be appointed as Chief Executive Officer. When the Chief Executive Officer reaches this age limit, he is obliged to step down automatically.

The Chief Executive Officer may be dismissed at any time by the Board of Directors. If the Chief Executive Officer does not also perform the role of Chairman of the Board of Directors, he may be entitled to damages if he is dismissed without just cause.

The Chief Executive Officer has the broadest powers to act in all circumstances in the Company’s name. He exercises these powers in accordance with the Company’s objects and subject to the powers expressly granted by law to meetings of shareholders and to the Board of Directors.

He represents the Company in its dealings with third parties. The Company is bound by the actions of the Chief Executive Officer even if they do fall within the Company’s objects, unless it can prove that the third party knew that the action in question went beyond the Company’s objects or could not have been unaware of that fact given the circumstances, on the understanding that the mere publication of the articles of association is not sufficient evidence of the foregoing.

The Board of Directors may restrict the Chief Executive Officer’s powers but these restrictions are not binding on third parties.

3-     Deputy General Managers

At the proposal of the Chief Executive Officer, whether this role is performed by the Chairman of the Board of Directors or by another person, the Board of Directors may appoint, for a period that it will determine, one or more natural persons responsible for assisting the Chief Executive Officer, with the title of Deputy General Manager.

The Board of Directors may choose the Deputy General Managers from among the directors or otherwise and cannot appoint more than five (5).

The age limit is set at sixty-five (65). When a Deputy General Manager reaches this age limit, he is obliged to step down automatically.

Deputy General Managers may be dismissed at any time by the Board of Directors, on a proposal by the Chief Executive Officer. If it is decided that the Deputy General Manager was dismissed without just reason, he may be entitled to claim for damages.

If the Chief Executive Officer steps down from office or is unable to perform his duties, the Deputy General Managers will, unless otherwise decided by the Board, retain their duties and powers until the new Chief Executive Officer is appointed.

In agreement with the Chief Executive Officer, the Board of Directors determines the extent and duration of the powers granted to the Deputy General Managers. The Deputy General Managers hold the same powers as the Chief Executive Officer in their dealings with third parties.

ARTICLE 20. DIRECTORS’ AND EXECUTIVES’ REMUNERATION

1-  Members of the Board of Directors may receive a fixed annual remuneration, the total amount of which is determined by the Ordinary General Meeting and is maintained until decided otherwise.

The distribution of remuneration is made by the Board of Directors between its members in the proportions determined by the Board.

The Board may also grant special remuneration for assignments or offices entrusted to its members, in the cases and under the conditions laid down by law.

2 - The Board of Directors determines the remuneration of the Chairman of the Board of Directors, of the Chief Executive Officer and of the Deputy General Managers. Such remuneration may be fixed and/or proportional.

ARTICLE 21. CONCURRENT HOLDING OF OFFICES

The restriction on the concurrent holding of positions as director, chief executive officer and deputy general manager applies under the conditions and subject to the exemptions laid down by law.

ARTICLE 22.   RELATED-PARTY TRANSACTIONS

Any related-party transaction concluded directly or through an intermediary between the Company and one of its directors, its chief executive officer, one of its deputy general managers, one of its shareholders holding more than 10% of voting rights or, in the case of a shareholder company, the controlling company within the meaning of Article L. 233-3 of the Commercial Code, must be submitted to the Board of Directors for prior approval.

The same applies to transactions in which one of the persons listed in the previous paragraph is indirectly involved, as well as transactions concluded between the Company and an external undertaking, if the chief executive officer, one of the deputy general managers or one of the Company’s shareholders is an owner, partner with unlimited liability, member with unlimited liability, manager, director, supervisory board member or generally an executive of that external undertaking.

The Board of Directors must substantiate its decision to approve the transaction by showing how the transaction will be of benefit to the Company and, in particular, by specifying the financial conditions attached to that transaction.

Transactions concluded and authorised during previous years but continued to be carried out over the course of the past year are reviewed each year by the Board of Directors and notified to the Auditors under the conditions laid down by law.

The provisions of the paragraphs above do not apply either to day-to-day transactions concluded at arm’s length or to transactions concluded between two companies one of which holds, directly or indirectly, the whole of the other’s share capital, where applicable minus the minimum number of shares required to meet the requirements of Article L. 225-1 of the Commercial Code.

The report provided for in Article L. 225-102 of the Commercial Code mentions (except where they concern day-to-day transactions concluded at arm’s length) the transactions concluded directly or through an intermediary between, on the one hand (and where applicable), the chief executive officer, one of the deputy general managers, or one of the shareholders holding more than 10% of the Company’s voting rights and, on the other hand, another company in which the Company owns, directly or indirectly, more than half of the share capital.

ARTICLE 23. AUDITORS

One or more regular Auditors are appointed in accordance with Article L. 823-1 of the French Commercial Code and carry out their supervisory duties in accordance with the law.

Their permanent mission, which excludes any involvement in management activities, is to verify the Company’s books and securities and to check that the Company’s accounts and correct and accurate.

PART IV

SHAREHOLDERS’ MEETINGS

ARTICLE 24. NATURE OF MEETINGS

Shareholder decisions are taken in a General Meeting.

Ordinary General Meetings are meetings at which shareholders are called to take decisions that do not amend the articles of association.

Extraordinary General Meetings are meetings at which shareholders are called to decide on or authorise direct or indirect amendments to the articles of association. Decisions taken at General Meetings are binding on all shareholders, even those who are absent, dissenting or unable to act.

ARTICLE 25. CALLING AND HOLDING OF GENERAL MEETINGS

General Meetings are called either by the Board of Directors or by the Auditors, or by a representative appointed in court at the request either of one or more shareholders representing at least one twentieth of the capital or a group of shareholders meeting the conditions set out in article

L. 225-120 of the Commercial Code or, in urgent circumstances, at the request of any interested party or the Works Council.

Where the Company’s shares are admitted for trading on a regulated market or if not all shares are in registered form, the Company is obliged, at least thirty-five (35) days before any Meeting is held, to publish a notice of meeting in the Bulletin des Annonces Légales Obligatoires (BALO) containing the information provided for by current laws.

General Meetings are called by publishing the notice in a journal authorised to receive legal notices in the geographical department in which the registered office is situated and also in the Bulletin des Annonces Légales Obligatoires (BALO).

However, the publications mentioned in the previous paragraph may be replaced by a notification sent to each shareholder, at the Company’s expense, by simple or registered letter. This notification may also be sent by an electronic means of telecommunication used in accordance with the appropriate regulations.

Meetings are held at the registered office or in any other place indicated in the notice of meeting.

All shareholders may attend Meetings, either personally or via a proxy, subject to proving their identity and ownership of shares, according to the manner laid down by current laws and regulations.

The Board of Directors may decide, at the time of calling the Meeting, that shareholders may attend and vote at any Meeting by videoconference or other method of telecommunication and data transmission (including Internet), in accordance with the terms and conditions laid down by the applicable laws and regulations at the time of its use. This decision is mentioned in the notices of meeting published in the Bulletin des Annonces Légales Obligatoires (BALO).

Proxy voting is carried out according to the terms and conditions laid down by laws and regulations. In particular, all shareholders may submit proxy voting forms either in hard copy or (at the Board of Directors’ decision published in the notice of meeting) electronically before the meetings. Proxy forms may be submitted either in hard copy or electronically before the Meetings.

If the Board of Directors decides, at the time of calling the Meeting, to allow the electronic submission of voting or proxy forms, the electronic signature on those forms may come from a reliable process for identifying the shareholder and including a link to the remote form onto which his signature is affixed. Any votes thus cast before the Meeting by this electronic means, as well as the acknowledgement of receipt sent, will be regarded as irrevocable documents binding on everyone. The proxy can, however, be revoked according to the same manner required for the appointment of the proxy. In the event of a share ownership transfer taking place before the second working day preceding the Meeting at midnight, Paris time, the company will, as applicable, invalidate or amend accordingly the proxy or the vote cast before the meeting by this electronic means.

Where a Works Council has been set up, two members of that Council, appointed in accordance with the Labour Code, must be invited to all General Meetings regardless of the nature of those Meetings and their agenda. In the case of resolutions that need to be carried unanimously, shareholders must be given the opportunity to speak at the Meeting if they so request.

ARTICLE 26. AGENDA

The agenda for Meetings is drawn up by the person calling the Meeting.

One or more shareholders, representing at least the required proportion of share capital and acting according to the conditions and time periods laid down by law, have the right to request, by registered letter with acknowledgement of receipt or by electronic telecommunication, that items or motions be added to the agenda for the Meeting.

The Works Council may also request that motions be added to the agenda for the Meeting.

The Meeting can only discuss an item if it is included on the agenda, which cannot be amended at second call. It may, however, in all circumstances dismiss one or more members of the Board of Directors and replace them.

ARTICLE 27. HOLDING OF THE MEETING - COMMITTEE - MINUTES

Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by a vice chairman or by a director specially appointed for that purpose by the Board. Failing that, the Meeting itself appoints its Chair.

If called by an Auditor or by an administrator appointed by the court, the Meeting is chaired by the person calling the same.

The two shareholders present who, either by themselves or as representatives, represent the largest number of votes accept and perform the rule of scrutateur (assistant).

The bureau (committee) thus formed appoints a Secretary, who need not be one of the members of the Meeting.

An attendance sheet is kept under the conditions laid down by law.

The proceedings of Meetings are recorded in minutes signed by the members of the bureau and kept in a special minute book as required by law. Copies and extracts of those minutes are lawfully certified under the conditions laid down by law.

ARTICLE 28. QUORUM - VOTING

General Meetings, whether ordinary, extraordinary or both, resolve in accordance with the quorum and majority conditions laid down in the provisions governing them and exercise the powers conferred upon them by law.

The voting right attached to capital or dividend shares is proportional to the proportion of capital that they represent. Each share carries the right to one vote.

However, a double voting right is lawfully granted to all fully paid-up shares for which proof is given that the shares have been registered for at least two years to the same shareholder, or to a person whose rights are transferred to that shareholder as a result of succession, liquidation of community property between spouses or gift inter vivos granted by a shareholder to his or her spouse or to a relative entitled to inherit or following a transfer resulting from a merger or demerger of a shareholder company.

In the event of a capital increase by incorporation of reserves, profits or issue or merger premiums, the double voting right is granted, with effect from their issue, to bonus registered shares allotted to a shareholder in respect of their existing shares already carrying that right.

The double voting right will be automatically withdrawn from any share that has been converted into bearer form or whose ownership has been transferred unless such transfer is the result of succession, liquidation of community of property between spouses or gift inter vivos granted by a shareholder to his or her spouse or to a relative entitled to inherit or following a transfer resulting from a merger or demerger of a shareholder company.

PART V

FINANCIAL YEAR - COMPANY ACCOUNTS -

ALLOCATION AND DISTRIBUTION OF PROFITS

ARTICLE 29. FINANCIAL YEAR

The financial year begins on 1 January and ends on 31 December.

ARTICLE 30. SCHEDULE - ANNUAL ACCOUNTS - BALANCE SHEET

The operations performed by the company are properly recorded in accordance with laws and commercial practices.

At the end of each financial year, the Board of Directors draws up a schedule of the various assets and liabilities. It also draws up the annual accounts in accordance with the provisions of Part II of Book I of the Commercial Code.

It attaches to the balance sheet a statement of the securities, sureties and guarantees furnished by the Company and a statement of the sureties granted by the Company.

It draws up an annual report containing the information required by law.

Where applicable, the annual report includes the group management report if the Company is required to draw up and publish consolidated accounts under the conditions laid down by law.

Where applicable, the Board of Directors draws up forward-looking accounting documents under  the conditions laid down in laws and regulations.

All of these documents are made available to the Auditors under the conditions laid down by laws and regulations.

ARTICLE 31. ALLOCATION AND DISTRIBUTION OF PROFITS

On the basis of the profit for each year (minus any previous losses), a deduction is firstly made with respect to the sums required to form the reserve as required by law.

Thus, five per cent is set aside to form the statutory reserve. This deduction will cease to be compulsory when the statutory reserve has reached one tenth of the share capital but will resume if, for any reason whatsoever, the statutory reserve has fallen beneath that fraction.

The distributable profit is made up of the profit for the year (minus losses carried forward from previous years and sums transferred to reserves as required by law or by the articles of association) plus any profit carried forward.

Based on this profit, the General Meeting determines the proportion allotted to shareholders in the form of dividends and takes the sums that it deems appropriate to assign to any optional, ordinary or special, reserve funds, or to be carried forward.

However, except in the case of a capital reduction, no distribution can be made to shareholders where shareholders’ equity is or falls, as a consequence of that reduction, below half of the share capital, plus any reserves that the law or the articles of association do not allow to be distributed.

The General Meeting may also decide to distribute sums taken from the optional reserves either to provide or to supplement a dividend or as an exceptional distribution, in which case the decision will expressly indicate the reserve items from which the deductions will be made. However, dividends are distributed firstly from the distributable profit for the year. Any losses are, after the accounts have been approved by the General Meeting, posted in a special account and charged against profits for subsequent years until they are cleared.

ARTICLE 32. PAYMENT OF DIVIDENDS

The General Meeting may grant shareholders the choice, for all or part of the dividend or interim dividend to be distributed, of having the dividend paid in cash or in shares, under the conditions laid down by law.

The conditions for payment of dividends in cash are determined by the General Meeting or, failing that, by the Board of Directors.

ARTICLE 33. SHAREHOLDERS’ EQUITY LESS THAN HALF THE SHARE CAPITAL

If, as a result of losses recorded in the accounts, the Company’s shareholders’ equity falls below half of the share capital, the Board of Directors is obliged, within four months of the approval of the accounts showing these losses, to call an Extraordinary General Meeting of Shareholders in order to decide whether the Company should be wound up early.

If it is decided not to wind up the Company, the latter must, by no later than the end of the second year following that in which the losses were recorded and subject to the provisions of Article L. 224- 2 of the Commercial Code, reduce its capital by an amount at least equal to the amount of the losses that could not be charged to the reserves if, during that period, shareholders’ equity has not been reinstated to an amount at least equal to half of the share capital. If these stipulations are not observed, any interested party may petition the courts to have the Company wound up.

However, the Court cannot wind up the Company if, on the day on which it decides on the merits of the petition, the situation has been remedied.

PART VI

WINDING UP - DISPUTES

ARTICLE 34. WINDING UP

Upon the expiry of the Company’s term or if the Company is wound up early, the General Meeting determines the liquidation procedures and appoints one or more liquidators whose powers it determines and who perform their duties in accordance with the law.

ARTICLE 35. DISPUTES

Any disputes arising throughout the duration of the Company or, after it has been wound up, during the course of the liquidation proceedings, either between shareholders, management bodies, supervisory bodies and the Company, or between the shareholders themselves, in relation to the Company’s affairs or compliance with the Articles of Association, will be resolved in accordance with the law and referred to the jurisdiction of the competent courts.

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